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Changing the Game in Mental Health Treatment



2024 Digital Health 100

Arcade has been named one of this year's Digital Health 100! Now in its 5th year, the annual, published by Digital Health New York, recognizes the most innovative and exciting startups in the NY region. We're honored to have been recognized among this esteemed list of healthcare innovators that are dedicated to reimagining healthcare. Learn more and see the full list in the 2024 New York Healthcare Innovation Report.

Would You Join Our Community of

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We're considering launching a Community Round leveraging the new Regulation D fundraising rules which allow smaller investors to invest like VCs with lower overhead costs to the company. It is exciting to democratize funding so that people invest behind ideas they support.

If this is something you would be interested in, please complete [this survey](#). This will help us determine if there is enough interest to offer this opportunity. There will be incentives to be among the first to invest through this vehicle. Thank you!

Why we're raising a Community Round: Arcade is at an exciting time in our growth. Adoption of digital therapeutics is growing and there is a strong community of believers that know we need to think differently about mental health treatment. We want this community to be part of our company in a meaningful way.

What this means is that you would share in our growth and profits in the same way an angel investor or financial institution would. Investing in startups is inherently risky, and returns aren't immediate. You would be investing because you believe in us and want to play a role in our future growth and success.

We look forward to hearing your interest level in this opportunity.

Important disclosure: Arcade Therapeutics is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Find Us at These Upcoming Conferences

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DTx West is coming up soon and we are excited to have our very own Nayan Ghosh as one of the featured speakers. You can attend the panel: *Live Demo: Peeking Under the Hood: Core Product Design Challenges in DTx and How Leaders are Addressing Them* on Friday, February 23rd at 9:10am PT to learn more about Arcade's product journey.



Arcade will once again be attending ViVE, the premier digital health conference, in Los Angeles from February 25-28 with thousands of other digital health leaders, practitioners, investors and policy



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We would be delighted to cross paths with you during the event! Please drop a line to raj@arcadetherapeutics.com to let us know if you'll be attending. Looking forward to stimulating discussions about the digital health landscape and its transformative power in patient care.

Here's to a great start to 2024!

Sincerely,
The Arcade Therapeutics Team

At Arcade Therapeutics, we are passionate about impacting global mental health through the use of game-based digital therapeutics that are engaging, accessible, and clinically effective.

arcade THERAPEUTICS

1 Irving Pl Suite P8C, New York, NY 10003-9734